EXHIBIT 99.1

Alio Gold Reports Third Quarter 2018 Results

VANCOUVER, British Columbia, Nov. 08, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today reported its third quarter 2018 financial and operational results.  The Company will host a conference call at 11:00am EST today to discuss the results and the details of the call can be found at the end of the release.

Third Quarter Overview

  Produced 23,606 ounces1 of gold at an all-in sustaining cost1,2 (“AISC”) of $1,293 per ounce
  Net loss of $3.72 million ($0.04 per share), including a one-time impairment charge of $8.96 million on the used processing plant being stored for use at Ana Paula
  Cash provided by operating activities of $1.04 million before changes in non-cash working capital
  Updated Mineral Reserve and Resources6:
    Proven and Probable Mineral Reserves at the San Francisco Mine totaled 55.5 million tonnes of ore with an average grade of 0.49 g/t containing 854,472 ounces of gold as of July 1, 2018.
    Measured and Indicated Resources at the Florida Canyon Mine totaled 132.9 million tonnes of ore with an average grade of 0.40 g/t containing 1.7 million ounces of gold as of July 31, 2018.

Recent Development Subsequent to Quarter End

  Strengthened financial position through the sale of non-core Nevada assets for $19 million
  Reduced the outstanding debt with Macquarie Bank Limited (“MBL”) from $15 million at June 30, 2018 to $5 million at October 16, 2018

Production and Financial Summary

($ thousands, except where indicated)	Three months ended Sept 30		Nine months ended Sept 30
	2018	2017	2018[a]	2017
Gold sold (ounces)	23,038	19,601	60,613	67,144
Silver sold (ounces)	13,453	8,808	32,613	31,038
Metal revenues	$27,941	25,194	77,512	84,569
Production costs, excl. depreciation and depletion	$25,587	17,523	61,801	52,956
Net earnings (loss) from operations	$(10,760)	5,082	(7,215)	22,613
Net earnings (loss)	$(3,720)	5,197	2,794	14,751
Net earnings (loss) per share, basic	$(0.04)	0.12	0.04	0.39
Cash flows from operating activities[b]	$(3,534)	2,738	(13,650)	15,253
By-product cash costs[3] (per ounce)	$1,102	886	1,011	781
AISC[2] (per ounce)	$1,293	1,104	1,291	957
Average realized gold price per gold ounce	$1,271[c]	1,278	1,297[c]	1,251

a Figures include Florida Canyon financial and operational data from May 25, 2018 to September 30, 2018
b After changes in non-cash working capital
c The average realized gold price includes realized gains on derivatives

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine produced 11,998 gold ounces and 8,960 silver ounces compared to 11,587 gold ounces and 8,734 silver ounces during Q2 2018. Gold and silver production increased as a result of the continuation of the ramp-up of the heap leach to steady state operations which is expected by the end of 2019.

The mine’s by-product cash cost was $1,018 per ounce while site AISC was $1,064 per ounce.

A number of improvements have been undertaken during the quarter aimed at increasing ore processing rates from the current levels of 1.8 Mt per quarter to the steady state rate of approximately 2.2 Mt per quarter.  These improvements include transitioning to 24x7 mining operations, improving process controls in the crushing circuit and improving reliability in the crushing circuit.

In June 2018, the Company commenced work on a NI 43-101 compliant technical report that will include an update to the Mineral Reserves and Resources, a new life of mine plan and recommendations on improvements to increase production and lower costs. Included in these recommendations will be the required work to bring the adjacent Standard Mine into production as well as to further investigate the known sulphide deposit beneath the oxide resource.  The report is expected to be completed by the end of 2018.

The first phase of the technical report was completed on October 18, 2018 when the Company published an updated Mineral Resource that had Measured and Indicated Mineral Resources that totaled 132.9 million tonnes of ore with an average grade of 0.40 g/t containing 1.7 million ounces of gold. Mineral Resources were estimated using a gold price of $1,350/oz.  It is expected that Mineral Reserves will be developed using a gold price of $1,250/oz.

San Francisco Mine (100%-owned)

The San Francisco Mine produced 11,608 gold ounces and 3,912 silver ounces compared to 19,429 gold ounces and 8,808 silver ounces during Q3 2017. Gold and silver production was lower as a result of fewer recoverable  ounces deposited and lower recoveries of the San Francisco pit ore.

The Mine’s by-product cash cost was $1,189 per ounce while site AISC was $1,315 per ounce. During Q3 2017 by-product cash cost was $886 per ounce and AISC was $1,018 per ounce. The increase in cash cost and AISC was due to fewer ounces produced.

In July 2017, the Company initiated a significant push-back of the main San Francisco pit. Approximately 50% of the waste stripping campaign that was envisioned to be required in the May 2017 technical report was completed as at September 30, 2018.  The final stages of the push-back require mining Phases 6, 7 and 8 of the San Francisco pit in order to access the main ore body in Phase 9.  Mineralization in Phases 6, 7 and 8 occur in more narrow, discontinuous zones which are more difficult to mine without dilution of the ore with the associated waste.

A full technical review of the mining operations commenced in September 2018 and has identified a number of opportunities to reduce mining dilution, including:

  Optimizing the mine planning to align dig plans with the geological structure;
  Splitting mining of ore benches; and,
  Monitoring movement during blasting.

While the technical review is underway, the Company developed an interim mine plan which was agreed to by the mining contractor on a temporary basis until the end of December 2018 with an option to extend until the end of February 2019. The Company is investigating a number of mine planning options for 2019 which include:

  Increasing mining rates back to 90,000 to 100,000 tonnes per day if dilution can be effectively controlled in order to complete the pit push-back by the end of 2019;
  Reducing mining rates in the San Francisco pit and deferring stripping until an improved gold price environment;
  Bringing forward mining operations in the La Chicharra pit; or
  Suspending mining temporarily while continuing leaching and processing low grade ore from stockpiles.

Financial performance

Cash and cash equivalents at September 30, 2018, were $24.5 million. During the quarter, the Company used $3.5 million in cash from operations after changes in non-cash working capital. The Company invested $1.4 million at the San Francisco Mine, $0.5 million at the Florida Canyon Mine and $2.2 million at the Ana Paula Project. Expenditures related to the Rye Patch transaction totaled $0.7 million. The Company received $5.1 million in cash on reclamation bonds and $10.0 million of short-term investments matured.

Working capital5 at September 30, 2018 was $72.9 million.

Subsequent to the quarter end, the Company has undertaken a number of steps to strengthen its balance sheet including:

  On October 16, 2018, signed a definitive agreement (the “Transaction”) with Coeur Rochester Inc., a wholly-owned subsidiary of Coeur Mining, Inc.  (“Coeur”) under which the Company expects to receive $19 million in Coeur stock in exchange for some of Company’s non-core assets, located 40 kilometers south of the Company’s Florida Canyon Mine in Nevada
  Reduced the outstanding debt with Macquarie Bank Limited (“MBL”) from $15 million at June 30, 2018 to $5 million at October 16, 2018
  Settled a $5 million contingent liability4 that the Company acquired with its acquisition of Rye Patch Gold Corp. (“Rye Patch”) and the Florida Canyon Mine

The Coeur Transaction is expected close in November 2018 and by the end of the year the Company expects to have fully repaid the outstanding debt with Macquarie.

Metal revenues increased to $27.9 million compared to $25.2 million during Q3 2017, as a result of the addition of the Florida Canyon Mine gold sales.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and increased to $25.6 million compared to $17.5 million during Q3 2017. The increase was primarily as a result of the addition of the Florida Canyon Mine costs.

Depletion and depreciation costs were $1.4 million compared to $1.0 million during Q3 2017.

Loss for the Company was $3.7 million, or $(0.04) per share, compared to net earnings of $5.2 million, or $0.12 per share, during Q3 2017. The decrease was primarily a result of lower earnings from operations and an impairment of the El Sauzal plant.

Conference Call

The Company will release its 2018 third quarter results prior to the market open on November 8, 2018, followed by a conference call and webcast at 11:00am (EDT).

Third quarter 2018 conference call and webcast details:
Date: Time: Toll Free (US and Canada): Outside North America: Conference ID: Webcast: Replay:	Thursday, November 8, 2018 11:00am (EST) (855) 427-9509 (210) 229-8822 6094766 https://edge.media-server.com/m6/p/8rte5x2f To be available at http://www.aliogold.com

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the San Francisco and Florida Canyon operations and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at  www.sedar.com and EDGAR at www.sec.gov.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Footnotes:

1)	Production and costs include the San Francisco Mine and, for the period of May 25, 2018 to September 30, 2018, the Florida Canyon Mine

2)	Non-GAAP Measure: All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements for the three and nine months ended September 30, 2018:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2018	2017	2018	2017
Production costs	$25,587	$17,523	$61,801	$52,956
Corporate and administrative expenses (1)	2,161	1,640	6,907	4,713
Sustaining capital expenditures (2)	1,987	2,583	9,745	6,943
Accretion for site reclamation and closure	269	45	486	173
Less: By-product silver credits	(214)	(148)	(524)	(528)
All-in sustaining costs	29,790	21,643	78,259	64,257
Divided by gold sold (ozs)	23,038	19,601	60,613	67,144
All-in sustaining cost per gold ounce on a by-product basis	$1,293	$1,104	$1,291	$957

(1)	Corporate and administrative expenses adjusted for the three and nine months ended September 30, 2018, to remove Rye Patch transaction costs of $0.1 million and $2.7 million, respectively, and termination benefits of $0.5 million and $0.5 million, respectively.
(2)	For the three and nine months ended September 30, 2018, sustaining capital expenditures includes deferred stripping of $1.4 million and $6.6 million, respectively (three and nine months ended September 30, 2017 - $3.7 million and $3.7 million, respectively).

3)	Non-GAAP Measure: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements for the three and nine months ended September 30, 2018:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2018	2017	2018	2017
Production costs	$25,587	$17,523	$61,801	$52,956
Divided by gold sold (ozs)	23,038	19,601	60,613	67,144
Cash cost per gold ounce	1,111	894	1,020	789
Less: By-product silver credits per gold ounce (1)	(9)	(8)	(9)	(8)
Cash cost per gold ounce on a by-product basis	$1,102	$886	$1,011	$781

1)	Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and nine months ended September 30, 2018, total by-product silver credits were $0.2 million and $0.5 million, respectively (three months and nine months ended September 30, 2017 - $0.1 million and $0.5 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements for the three and nine months ended September 30, 2018. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

4)	The liability originated from the acquisition of the Florida Canyon Mine by Rye Patch from ADM-Gold Co., Ltd (“Admiral”). The liability consisted of $5 million in cash and 15,000,000 share purchase warrants exercisable for Rye Patch common shares (pre January 2018 consolidation) payable upon Florida Canyon achieving certain milestones.

The Company was able to settle the contingent liability by:
  Issuing 2,307,692 warrants to Admiral to purchase Company common shares at a strike price of $3.25.  Each warrant is exercisable for two years for 0.48 Alio Gold shares plus CAD$0.001 cash.  Should the warrants be exercised, the Company would issue 1,107,692 shares in Alio Gold and receive approximately $7.5 million net cash.
  Issuing 923,077 Alio Gold shares at a deemed price of $2.71 per share,
  Releasing approximately $1.6 million that was being held back from Admiral since the original acquisition of the Florida Canyon Mine in respect of certain liabilities, and
  Issuing an unsecured promissory note (the “Note”) for $2.5 million payable in five years.  The Note bears interest that is payable quarterly at a rate of four percent (4%) per annum until the first anniversary of the Note and nine percent (9%) per annum until the maturity date of the Note.  The Company has the right to repay the Note at any time without penalty.

5)	Working capital is calculated by deducting current liabilities from current assets.

6)	Mineral reserves and mineral resources for San Francisco are as of July 1, 2018 and for Florida Canyon are as of July 31, 2018:

SAN FRANCISCO MINE:  GOLD RESERVES AND RESOURCES
As of July 1, 2018

	Proven			Probable			Proven & Probable
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	17,757,023	0.518	273,741	23,359,785	0.540	405,239	41,116,808	0.514	678,980
La Chicharra Pit	5,328,803	0.522	89,489	1,835,220	0.437	25,804	7,164,023	0.501	115,292
TOTAL	23,085,826	0.489	363,230	25,195,005	0.532	431,043	48,280,831	0.512	794,272

Low-grade stockpile	7,199,000	0.260	60,200	7,199,000	0.260	60,200

	Measured			Indicated			Measured & Indicated
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	33,041,153	0.547	580,545	38,485,816	0.557	688,856	71,526,969	0.552	1,269,403
La Chicharra Pit	6,674,718	0.550	118,028	6,019,509	0.500	96,766	12,694,227	0.526	214,794
Total	39,715,871	0.547	698,574	44,505,325	0.549	785,621	84,221,196	0.548	1,484,197

	Inferred
	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	1,725,608	0.528	29,293
La Chicharra Pit	222,238	0.462	3,301
Total	1,947,846	0.520	32,594

    Figures may not total due to rounding

Reserve and Resource Reporting Notes for the San Francisco Mine as of July 1, 2018:

  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
  All Mineral Resources are reported inclusive of Mineral Reserves.
  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,250 per ounce of gold.
  Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold.

            Florida Canyon: Oxide Resources
            July 31, 2018 $1,350/oz gold

	Measured			Indicated			Measured & Indicated
	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)
Central Pit	46,448	0.40	597	9,758	0.37	115	56,206	0.39	712
Main Pit	27,983	0.37	331	9,100	0.34	100	37,083	0.36	431
Jasperoid Hill	5,393	0.39	68	2,046	0.32	21	7,439	0.37	89
Radio Towers	25,243	0.46	375	6,904	0.47	103	32,147	0.46	478
TOTAL	105,068	0.41	1,371	27,807	0.38	339	132,875	0.40	1,711

	Inferred
	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)
Central Pit	508	0.39	6
Main Pit	473	0.64	10
Jasperoid Hill	155	0.33	2
Radio Towers	271	0.54	5
TOTAL	1,407	0.43	22

Reserve and Resource Reporting Notes for the Florida Canyon Mine as of July 31, 2018:

  All Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate.
  An updated 3D geologic model was used to constrain the resource using both lithology and structure.
  Gold recovery is modelled based on a non-linear relationship to Au Fire Assay grade and is evaluated on a block by block basis in the resource model.  To account for this variability, an NSR value was calculated for each block and cutoffs were then applied to the NSR.
  The resource model was constructed in US units, and quantities and grades in the table above reflect conversion to metric units for reporting where applicable. NSR cut-offs and unit costs in the notes below are expressed in $/short ton (ston).
  Resources are reported using a NSR cutoff grade of $3.99/ston for the Central area, $4.09/ston for the Central N. and Jasperoid Hill areas, $3.94/ston for the Main and Radio Towers areas, $4.04/ston for the Radio Towers N. area, and $3.99/ston for the Radio Towers2 area. The variable NSR cutoffs account for differences in haulage cost.
  Resources in the table above are grouped by major mining area.  Central and Central N. were combined, as were all Radio Towers mining areas.
  Resources stated as contained within a potentially economically minable open pit; pit optimization parameters are: $1,350/toz Au, an average Au Recovery of 61% for Radio Towers area and 67% for the Central/Main area , $2.80/toz Au Sales Cost, $1.26/ston base waste mining cost, variable haulage costs by mining area, US$3.99/ston base ore processing cost, 45° pit slopes for in-situ rock, and a 37° pit slope for fill/dumps.

Scientific and technical information contained in this news release with respect to the San Francisco Mine was reviewed and approved by Jorge Lozano, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Information regarding data verification, surveys and investigations, exploration information, quality assurance programs and quality control measures, and a summary of sample analytical or testing procedures for the San Francisco Mine are contained in the Company’s annual information form for the year ended December 31, 2017, dated March 14, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov (the “AIF”). Also included in the AIF is a description of the key assumptions, parameters and methods not included in this news release that are used to estimate mineral reserves and resources and a general discussion of the extent to which the estimates may be affect by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

The resource estimate and related geologic modeling for the Florida Canyon Mine were conducted by, or under the supervision of Tim Carew, M.Sc. P.Geo. of SRK Consulting (U.S.), Inc., Reno, Nevada. Mr. Carew is a Qualified Person and is independent of Alio Gold for the purposes of NI 43-101. Mr. Carew has reviewed and approved the technical content with respect to the Florida Canyon Mine resource estimate contained herein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to statements which relate to future events. Such statements include estimates, forecasts and statements with respect to the ultimate amount and timing of monetary proceeds to the Company from the Transaction, if any, the Company’s ability to repay the MBL debt in the fourth quarter of 2018, the Company’s ability to optimize its mines and to generate cashflow therefrom, the Company’s ability to ramp-up Florida Canyon and execute on its development operations at the San Francisco Mine, future growth opportunities at Florida Canyon, the closing of the Transaction and the expected date thereof and the ultimate amount of proceeds to be received by the Company from the exercise of the warrants issued to Admiral.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the Company will repay the MBL debt in the fourth quarter of 2018, that the Transaction will close on the timeline expected or at all and that the warrants issued to Admiral will be exercised and will result in net proceeds to the Company,  the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, Florida Canyon Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: the failure by the Company to repay the MBL debt in the fourth quarter of 2018, or at all, the failure by the Company to close the Transaction, that the market price of the Company’s shares will not result in the warrants issued to Admiral being exercised, decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; and negative research reports or analyst’s downgrades and dilution.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.